Exhibit 99.1

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2017 Voting results

All figures include absentee votes. Presence of voting rights = 42.99%

Item 2	Appropriation of distributable profit for 2016 with € 0.08 per share of the profit carried forward from 2015 and € 0.11 per
	share for 2016 - proposal pursuant to convocation corrected for own shares approved
	880,279,813	shares for which valid votes were submitted (= 42.59% of the share capital)
	873,172,771	yes votes	99.19%
	7,107,042	no votes	0.81%

Item 3	Ratification of the acts of management of the members of the Management Board for the 2016 financial year - acts of management ratified
	859,075,522	shares for which valid votes were submitted (= 41.57% of the share capital)
	808,715,530	yes votes	94.14%
	50,359,992	no votes	5.86%

Item 4	Ratification of the acts of management of the members of the Supervisory Board for the 2016 financial year - acts of management ratified
	866,061,143	shares for which valid votes were submitted (= 41.90% of the share capital)
	807,099,961	yes votes	93.19%
	58,961,182	no votes	6.81%

Item 5	Election of the auditor for the 2017 financial year, interim accounts - proposal pursuant to convocation approved
	880,764,134	shares for which valid votes were submitted (= 42.62% of the share capital)
	867,813,272	yes votes	98.53%
	12,950,862	no votes	1.47%

Item 6	Authorization to acquire own shares for trading purposes pursuant to § 71 (1) No. 7 Stock Corporation Act - proposal pursuant to convocation approved
	873,407,291	shares for which valid votes were submitted (= 42.26% of the share capital)
	862,746,920	yes votes	98.78%
	10,660,371	no votes	1.22%

Item 7	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the
	possible exclusion of pre-emptive rights - proposal pursuant to convocation approved
	873,283,367	shares for which valid votes were submitted (= 42.25% of the share capital)
	833,498,050	yes votes	95.44%
	39,785,317	no votes	4.56%

Item 8	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act - proposal pursuant to convocation approved
	872,861,225	shares for which valid votes were submitted (= 42.23% of the share capital)
	832,788,600	yes votes	95.41%
	40,072,625	no votes	4.59%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2017 Voting results

All figures include absentee votes. Presence of voting rights = 42.99%

Item 9	Approval of the compensation system for the Management Board members - proposal pursuant to convocation approved
	872,535,244	shares for which valid votes were submitted (= 42.22% of the share capital)
	844,566,099	yes votes	96.79%
	27,969,145	no votes	3.21%

Item 10.1	Election of Mr. Gerd Alexander Schütz to the Supervisory Board - proposal pursuant to convocation approved
	880,142,400	shares for which valid votes were submitted (= 42.59% of the share capital)
	864,619,508	yes votes	98.24%
	15,522,892	no votes	1.76%

Item 10.2	Election of Mr. Dr. Paul Achleitner to the Supervisory Board - proposal pursuant to convocation approved
	869,720,578	shares for which valid votes were submitted (= 42.08% of the share capital)
	813,243,933	yes votes	93.51%
	56,476,645	no votes	6.49%

Item 10.3	Election of Mr. Prof. Dr. Stefan Simon to the Supervisory Board - proposal pursuant to convocation approved
	879,723,590	shares for which valid votes were submitted (= 42.57% of the share capital)
	836,450,996	yes votes	95.08%
	43,272,594	no votes	4.92%

Item 10.4	Election of Mr. Gerhard Eschelbeck to the Supervisory Board - proposal pursuant to convocation approved
	879,316,948	shares for which valid votes were submitted (= 42.55% of the share capital)
	839,831,810	yes votes	95.51%
	39,485,138	no votes	4.49%

Item 11	Authorization to issue AT 1 instruments and bonds with warrants and/or convertible bonds - proposal pursuant to convocation approved
	879,825,416	shares for which valid votes were submitted (= 42.57% of the share capital)
	849,033,823	yes votes	96.50%
	30,791,593	no votes	3.50%

Item 12	Authorized capital (possibility of excluding pre-emptive rights according to § 186 (3) sentence 4 Stock Corporation Act) - proposal pursuant to convocation approved
	880,218,333	shares for which valid votes were submitted (= 42.59% of the share capital)
	836,754,769	yes votes	95.06%
	43,463,564	no votes	4.94%

Item 13	Authorized capital (in principle with pre-emptive rights) - proposal pursuant to convocation approved
	880,604,550	shares for which valid votes were submitted (= 42.61% of the share capital)
	818,728,232	yes votes	92.97%
	61,876,318	no votes	7.03%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2017 Voting results

All figures include absentee votes. Presence of voting rights = 42.99%

Item 14	Authorization to award stock options, conditional capital - proposal pursuant to convocation approved
	880,317,262	shares for which valid votes were submitted (= 42.59% of the share capital)
	871,908,593	yes votes	99.04%
	8,408,669	no votes	0.96%

Item 15	Rules on convening General Meetings for recovery measures - proposal pursuant to convocation approved
	879,965,237	shares for which valid votes were submitted (= 42.58% of the share capital)
	696,333,587	yes votes	79.13%
	183,631,650	no votes	20.87%

Item 16.1	Amendments to the Articles of Association re the Supervisory Board - Terms of office of shareholder representatives on the Supervisory Board - proposal pursuant to convocation approved
	879,485,006	shares for which valid votes were submitted (= 42.55% of the share capital)
	877,228,415	yes votes	99.74%
	2,256,591	no votes	0.26%

Item 16.2	Amendments to the Articles of Association re the Supervisory Board - Constitutive meeting of the Supervisory Board - proposal pursuant to convocation approved
	879,470,765	shares for which valid votes were submitted (= 42.55% of the share capital)
	877,666,372	yes votes	99.79%
	1,804,393	no votes	0.21%

Item 16.3	Amendments to the Articles of Association re the Supervisory Board - Convening Supervisory Board meetings - proposal pursuant to convocation approved
	879,515,697	shares for which valid votes were submitted (= 42.56% of the share capital)
	877,493,160	yes votes	99.77%
	2,022,537	no votes	0.23%

Item 16.4	Amendments to the Articles of Association re the Supervisory Board - Limits for transactions subject to approval - proposal pursuant to convocation approved
	879,520,691	shares for which valid votes were submitted (= 42.56% of the share capital)
	876,951,620	yes votes	99.71%
	2,569,071	no votes	0.29%

Item 16.5	Amendments to the Articles of Association re the Supervisory Board - Due date of Supervisory Board compensation - proposal pursuant to convocation approved
	878,599,841	shares for which valid votes were submitted (= 42.51% of the share capital)
	876,160,384	yes votes	99.72%
	2,439,457	no votes	0.28%

Item 17	Proposal pursuant to the Extension of the Agenda - rejected
	800,761,541	shares for which valid votes were submitted (= 38.74% of the share capital)
	204,505,928	yes votes	25.54%
	596,255,613	no votes	74.46%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2017 Voting results

All figures include absentee votes. Presence of voting rights = 42.99%

Item 18	Proposal pursuant to the Extension of the Agenda - rejected
	801,175,727	shares for which valid votes were submitted (= 38.76% of the share capital)
	202,173,865	yes votes	25.23%
	599,001,862	no votes	74.77%

Item 19	Proposal pursuant to the Extension of the Agenda - rejected
	802,238,109	shares for which valid votes were submitted (= 38.82% of the share capital)
	183,919,087	yes votes	22.93%
	618,319,022	no votes	77.07%

	Proposal to vote the chair of the meeting out of office - rejected
	324,992,769	shares for which valid votes were submitted (= 15.72% of the share capital)
	804,109	yes votes	0.25%
	324,188,660	no votes	99.75%